

January 22, 2021

Matthew Dwyer
Chief Executive Officer
Integrated Cannabis Solutions, Inc.
6810 North State Road 7
Coconut Creek, FL 33073

> **Re: Integrated Cannabis Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 31, 2020**
> **File No. 333-236395**

Dear Mr. Dwyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 31, 2020

Cover Page

1.   We note your response to prior comment 1 and reissue. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

- Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) as it does not meet the requirements of Rule 415(a)(1)(x).
- Please revise your disclosure to identify your selling shareholders as underwriters on the prospectus cover page.

Summary of Financial Information , page 11

2. The Statement of Operations information presented here for the year ended December 31, 2019 does not agree to the Statement of Operations presented on page 75. Please revise.

EXECUTIVE COMPENSATION, page 58

3. Please update your executive compensation information for the most recently completed fiscal year ended December 31, 2020.

Consolidated Financial Statements for the Year Ended December 31, 2019
Consolidated Statements of Cash Flows, page 77

4. Please explain how you calculated a cash inflow from the changes in accounts payable and accrued expenses of $392,826 when your accounts payable and accrued expenses decreased from $296,819 as of December 31, 2018 to $153,128 as of December 31, 2019.

Note 6. Notes and Convertible Notes Payable, page 84

5. We see your disclosure that as a result of the settlements of Demand Notes #1 and #2, you recognized an aggregate loss on settlement of notes payable of $436,755 in the statement of operations for the year ended December 31, 2019. It is unclear from your disclosure how the losses accumulate to $436,755, please advise.

6. We see that you agreed to pay the holder of a convertible note a total of $70,000 in ten monthly payments, beginning on January 20, 2019, in exchange for a mutual release of all claims. As of December 31, 2019, $64,000 of repayments were made by a third party in exchange for the issuance of notes payable and $6,000 of repayments were made by your CEO. Since it appears that you borrowed the amount necessary to pay this note please explain to us how you determined that recording a gain on settlement of $67,074 is appropriate.

7. In this regard, we see that your Statement of Cash Flows reports a cash outflow of $73,330 for the repayment of convertible notes payable. We do not see any related disclosure of payments in your footnote discussion, please advise.

8.   Lastly, please reconcile your disclosure here with that in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 48 that indicates that the gain on the settlement of notes was $23,245 and the loss on the settlement of convertible notes payable was $384,596.

You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frederick M. Lehrer, Esq.